UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-39365

Amryt Pharma PLC
(Translation of registrant’s name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ENTRY INTO TRANSACTION AGREEMENT

Transaction Agreement

On January 8, 2023, Amryt Pharma Plc, a public limited company incorporated in England and Wales (“Amryt” or the “Company”), entered into a Transaction Agreement (the “Transaction Agreement”) with Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Chiesi”).

The Transaction Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, Chiesi will acquire the entire issued and to be issued share capital of the Company pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (the “Scheme of Arrangement” and such acquisition, the “Transaction”), a form of which is attached to the Transaction Agreement.

Consideration

If the Transaction is completed:

•	all ordinary shares, par value £0.06 per share, of Amryt (“Amryt Ordinary Shares”) will be acquired by Chiesi pursuant to the Scheme of Arrangement;

•
holders of Amryt Ordinary Shares as of the record time for the Scheme of Arrangement will, on the terms set out in the Scheme of Arrangement, have the right to receive for each Amryt Ordinary Share held by them at such time an amount equal to (1) $2.90 in cash plus (2) one Milestone 1 CVR and one Milestone 2 CVR (each as defined below); and

•
accordingly, holders of American Depositary Shares of Amryt, which each represent a beneficial interest in five Amryt Ordinary Shares (“Amryt ADSs”), as of the time that the Scheme of Arrangement becomes effective will have the right to receive for each Amryt ADS an amount equal to (1) $14.50 in cash (less a $0.05 per Amryt ADS distribution fee and any other fees and expenses payable by such holders pursuant to the terms of the deposit agreement by and among Amryt and Citibank, N.A., as depositary for the Amryt ADSs) plus (2) five Milestone 1 CVRs and five Milestone 2 CVRs.

The CVR Agreement (as defined below) will provide for the issuance of (i) a contractual contingent value right representing the right to receive $0.20 in cash upon approval issued by the U.S. Food and Drug Administration (the “FDA”) for Filsuvez®, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication), on or prior to December 31, 2024 (the “Milestone 1 CVR”) and (ii) a contractual contingent value right representing the right to receive $0.30 in cash upon the successful receipt of a Priority Review Voucher from the FDA in respect of Filzuvez® on or prior to December 31, 2024 (or, if Milestone 1 is achieved during December 2024, January 31, 2025) (the “Milestone 2 CVR” and, together with the Milestone 1 CVR, the “CVRs”)

Conditions to the Transaction

The respective obligations of the Company and Chiesi to consummate the Transaction are subject to the satisfaction or waiver (to the extent permitted by law) of a number of customary conditions, including: (1) approval by the Company’s shareholders of the Scheme of Arrangement and the passing of the special resolution to amend the Company organizational documents and other related matters; (2) sanction of the Scheme of Arrangement by the High Court of Justice of England and Wales (the “Court”); (3) the absence of any law or order prohibiting consummation of the Transaction; (4) certain regulatory approvals, including expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (5) compliance by the other party in all material respects with such other party’s obligations under the Transaction Agreement required to be performed at or prior to the closing; (6) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Transaction Agreement; (7) the absence of any Material Adverse Effect (as defined in the Transaction Agreement); and (8) execution of the CVR Agreement by Chiesi and a mutually agreed upon rights agent (the “Rights Agent”).

Representations and Warranties; Covenants

The Transaction Agreement contains customary representations and warranties given by the Company and Chiesi.

The Transaction Agreement also contains customary covenants, including the obligation of the Company to conduct its business in the ordinary course of business and covenants by the Company to refrain from taking specified actions without the consent of Chiesi.

The parties have agreed to use their respective reasonable best efforts to complete the Transaction as promptly as reasonably practicable, including obtaining the regulatory approvals necessary, proper or advisable to complete the Transaction, subject to specified limitations.

The Transaction Agreement also provides that, during the period from the date of the Transaction Agreement until the Effective Time, the Company is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide information to third parties, to engage in discussions with third parties regarding alternative acquisition proposals or to change the recommendation of the Company’s board in favor of the Transaction, subject to customary exceptions.

Treatment of Equity Awards

Under the Transaction Agreement, at the Effective Time, all options to purchase Amryt Ordinary Shares or Amryt ADSs, as applicable, (other than the options granted to holders subject to taxes in the Republic of Ireland with an exercise price that is lower than $14.50 per Amryt ADS or $2.90 per Amryt Ordinary Share, as applicable (the “Irish Company Options”) and certain options at an exercise price per Amryt ADS of $14.68 (the “Specified Company Options”)), will vest in full and be automatically canceled, and converted into a right to receive at the Effective Time (i) a cash payment equal to the “in-the-money” value of the option based on the value of the cash consideration to which holders of Amryt Ordinary Shares or Amryt ADSs are entitled; and (ii) the same CVRs to which holders of Amryt Ordinary Shares or Amryt ADSs are entitled; and any such options which are “out-of-money” will be automatically canceled without any payment. Each Specified Company Option will become fully vested and be canceled and converted into the right to receive at the Effective Time the same CVRs per Amryt ADS subject to such Specified Company Option and the payment in respect thereof will be reduced by an amount equal to the excess of the exercise price over the per Amryt ADS cash consideration payable to holders of Amryt ADSs. In addition, each Irish Company Option will become fully vested and each holder of such option will be caused to exercise, or be deemed to have exercised, their Irish Company Options, within a specified period and any resulting Amryt Ordinary Shares (or converted number of Amryt Ordinary Shares for Irish Company Options subject to Amryt ADSs) acquired on exercise will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement, and any Irish Company Options not exercised or deemed to have been exercised within the specified period will lapse and cease to be exercisable in accordance with their terms.

Under the Transaction Agreement, all time-based restricted stock units with respect to Amryt Ordinary Shares or Amryt ADSs, as applicable, that are outstanding immediately prior to the Effective Time (the “Company RSUs”) (other than the Company RSUs granted to holders subject to taxes in the Republic of Ireland (the “Irish Company RSUs”)) will become fully vested and be canceled and converted into the right to receive at the Effective Time the same cash payment and CVRs to which holders of Amryt Ordinary Shares or Amryt ADSs are entitled; and the Irish Company RSUs that are outstanding immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement) will, conditional upon the sanction of the Court of the Scheme of Arrangement, become fully vested, and holders of such Irish Company RSUs will receive the corresponding number of Amryt Ordinary Shares (and if any Irish Company RSUs are subject to Amryt ADSs, will receive the corresponding number of Amryt Ordinary Shares at a conversion ratio of one Amryt ADS to five Amryt Ordinary Shares), and such Amryt  Ordinary Shares will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement.

Under the Transaction Agreement, all performance-based restricted stock units with respect to Amryt Ordinary Shares that are outstanding immediately prior to the Effective Time (the “Company PSUs”) (other than the Company PSUs granted to holders subject to taxes in the Republic of Ireland (the “Irish Company PSUs”)) will become vested (determined based on the greater of target performance and actual performance, pursuant to the terms of such Company PSUs) and be canceled and converted into the right to receive the same cash payment and CVRs to which holders of Amryt Ordinary Shares are entitled (with the number of Amryt Ordinary Shares subject to such Company PSUs determined based on the greater of target performance and actual performance); and the Irish Company PSUs that are outstanding immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement) will, conditional upon the sanction of the Court to the Scheme of Arrangement, become vested (determined based on the greater of target performance and actual performance, pursuant to the terms of such Irish Company PSUs), and holders of such Irish Company PSUs will receive the corresponding number of Amryt Ordinary Shares (with the number of Amryt Ordinary Shares subject to such Irish Company PSUs determined based on the greater of target performance and actual performance), and such Amryt Ordinary Shares will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement.

Termination and Termination Fees

The Transaction Agreement contains certain customary termination rights, including that either party may terminate the agreement if (1) the Transaction is not completed by July 31, 2023 (subject to an automatic extension to October 31, 2023 under certain circumstances), (2) a governmental authority of competent jurisdiction has issued a final non-appealable governmental order prohibiting the Transaction, (3) the Company’s shareholders do not provide the requisite approvals for the Transaction at the applicable shareholder meetings or (4) the Court declines or refuses to sanction the Scheme of Arrangement (subject to Amryt’s right to appeal).  In addition, Chiesi may terminate the Transaction Agreement in certain circumstances, including if (a) the Company’s board has changed its recommendation in favor of the Transaction or recommends in favor of an alternative transaction or (b) following a material uncured breach by the Company of its representations or covenants that would cause a closing condition to not be satisfied.  In addition, the Company may terminate the Transaction Agreement in certain circumstances, including (i) following a material uncured breach by Chiesi of its representations or covenants that would cause a closing condition to not be satisfied or (ii) in order to enter into a definitive agreement providing for a “superior proposal.”

Under the Transaction Agreement, the Company will be required to make a cash payment to Chiesi equal to $14 million (the “Termination Fee”) if the Transaction Agreement is terminated (1) in the circumstances described in clause (a) in the preceding paragraph or (2) in the circumstances described in clause (ii) in the preceding paragraph. The Company will also be required to pay the Termination Fee to Chiesi if an alternative acquisition proposal has been publicly announced prior to the Company’s shareholder meetings, the Transaction Agreement is terminated in the circumstances described in clauses (3) or (b) in the preceding paragraph and within 12 months of such termination, the Company consummates a change of control transaction or enters into a definitive agreement in respect of a change of control transaction which is subsequently consummated. In addition, if the Transaction Agreement is terminated in the circumstances described in clauses (b) or (i) of the preceding paragraph, the other party will reimburse the terminating party for the terminating party’s actually incurred reasonable, documented out-of-pocket expenses in connection with the Transaction, up to a cap of $10 million (the “Expense Reimbursement”). The amount of the Expense Reimbursement actually paid by a party will be offset against any termination fee or damages that subsequently become payable by such party under the Transaction Agreement.

The description of the Transaction Agreement contained in this report does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which is attached as Exhibit 99.1 to this report and incorporated herein by reference. The Transaction Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or Chiesi. The Transaction Agreement contains representations and warranties the parties thereto made to and solely for the benefit of each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Transaction Agreement. Accordingly, investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the Transaction Agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Voting Agreements

In connection with the execution of the Transaction Agreement, certain securityholders of the Company holding securities representing approximately 26% of the Company’s voting power in the aggregate have entered into voting and transaction support agreements with Chiesi (the “Voting Agreements”).

Pursuant to the Voting Agreements, the relevant securityholders of the Company have agreed, among other things, to: (i) vote their beneficially owned voting securities of the Company in favor of the transactions contemplated by the Transaction Agreement, including any matter necessary for the consummation of the Transaction; and (ii) comply with certain restrictions on the disposition of such securities, in each case subject to the terms and conditions contained therein.

The Voting Agreements will terminate upon the earliest to occur of: (1) the Effective Time; (2) the termination of the Transaction Agreement pursuant to and in compliance with its terms; (3) as to the securityholder that is party to the Voting Agreement, any amendment to the Transaction Agreement that (a) decreases the amount, or changes the form, of consideration (including changing any of the terms of the CVR Agreement payable under the Transaction Agreement) or (b) changes the treatment of certain convertible securities of the Company under the Transaction Agreement, and (4) as to the securityholder, the written agreement of Chiesi and the securityholder.

The description of the Voting Agreements contained in this report does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, which are attached as Exhibits 99.2 through 99.6 to this Form 6-K and incorporated herein by reference.

CVR Agreement

Pursuant to the Transaction Agreement, at or prior to the closing, Chiesi and the Rights Agent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”), a form of which is attached to the Transaction Agreement, governing the terms of the CVRs issued pursuant to the Scheme of Arrangement. The Rights Agent will maintain an up-to-date register of the holders of CVRs.  Holders shall not be permitted to transfer CVRs (subject to certain limited exceptions) and the CVRs shall not be in certificated form.

The Milestone 1 CVR will entitle the holder thereof to receive a payment from Chiesi of $0.20 in cash upon receipt of approval issued by the FDA of Filsuvez®, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication), on or prior to December 31, 2024 and the Milestone 2 CVR will entitle the holder thereof to receive a payment from Chiesi of $0.30 in cash upon receipt of a Priority Review Voucher from the FDA in respect of Filsuvez® on or prior to December 31, 2024 (or, if Milestone 1 is achieved in December 2024, January 31, 2025). Chiesi has agreed to use “Diligent Efforts” (as defined in the CVR Agreement) to achieve the foregoing milestones.

The description of the CVR Agreement contained in this report does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, a form of which is attached to the Transaction Agreement attached as Exhibit 99.1 to this report and incorporated herein by reference.

Press Release

On January 8, 2023, the Company and Chiesi issued a joint press release announcing the execution of the Transaction Agreement. A copy of the joint press release is attached as Exhibit 99.7 hereto and incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. The Company intends to furnish to the SEC and mail or otherwise provide to its shareholders a scheme circular in connection with the proposed transaction (the “Scheme Circular”). This communication is not a substitute for the Scheme Circular or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which will include an explanatory statement in respect of the Scheme of Arrangement in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (https://amrytpharma.com/investors/) or by writing to the Company, Corporate Secretary, Dept 920a 196 High Road, Wood Green, London, United Kingdom, N22 8HH (for documents filed with or furnished to the SEC by the Company).

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements regarding the Company and Chiesi, including, but not limited to, statements related to the proposed acquisition of the Company and the anticipated timing, results and benefits thereof, including the potential for Chiesi to accelerate its growth rare disease medicine portfolio and for the acquisition to provide long-term growth opportunities to create shareholder value; Chiesi’s expected financing of the acquisition; the treatment of the Company’s existing convertible notes in the acquisition; and other statements that are not historical facts. You can generally identify forward-looking statements by the use of forward-looking terminology such as the words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties, many of which are beyond Chiesi’s or the Company’s control.

Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: Chiesi’s and the Company’s ability to complete the acquisition on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and shareholder approvals, the sanction of the Court and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed acquisition; risks related to diverting the attention of Chiesi’s and the Company’s management from ongoing business operations; failure to realize the expected benefits of the acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that the Company’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Chiesi’s ability to fund the cash consideration for the acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; the Company’s dependence on the achievement of certain milestones related to the commercialization of Filsuvez®; pharmaceutical product development and the uncertainty of clinical success; the regulatory approval process, including the risks that the Company may be unable to submit anticipated regulatory filings on the timeframe anticipated, or at all, or that the Company may be unable to obtain regulatory approvals of any of its product candidates for additional indications in a timely manner or at all; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the report of the acquisition or any further announcements or the consummation of the acquisition on the market price of the Company’s ADSs or ordinary shares; the risk that the conditions to payment under the contingent value rights will be not be met and that the contingent value rights may otherwise never deliver any value to the Company’s shareholders; regulatory initiatives and changes in tax laws; market volatility; and other risks and uncertainties affecting Chiesi and the Company, including with respect to the Company, those described from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission (“SEC”) filings and reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 and any filings on Form 6-K which has filed or may file in the future. Moreover, other risks and uncertainties of which Chiesi and the Company are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance.

The forward-looking statements made in this report are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Chiesi or the Company on their respective websites or otherwise. Neither Chiesi nor the Company undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law.

NO OFFER OR SOLICITATION

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Amryt Pharma Plc

By:	/s/ Rory Nealon
Name:	Rory Nealon
Title:	Chief Financial Officer

Date: January 9, 2023

EXHIBIT INDEX

99.1*	Transaction Agreement, dated as of January 8, 2023, by and between the Company and Chiesi.
99.2*	Voting Agreement, dated as of January 8, 2023, by and among Chiesi, Athyrium Opportunities II Acquisition 2 LP and Athyrium Opportunities III Acquisition 2 LP.
99.3*	Voting Agreement, dated as of January 8, 2023, by and among Chiesi, Highbridge SCF Special Situations SPV, L.P. and Highbridge Tactical Credit Master Fund, L.P.
99.4*	Voting Agreement, dated as of January 8, 2023, by and between Chiesi and Dr. Joseph Wiley.
99.5*	Voting Agreement, dated as of January 8, 2023, by and between Chiesi and Raymond T. Stafford.
99.6*	Voting Agreement, dated as of January 8, 2023, by and between Chiesi and Rory P. Nealon.
99.7	Joint Press Release of the Company and Chiesi, dated January 8, 2023.

* Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.